UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Iron Sands Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Mikhail Y. Gurfinkel Badlands NGLs, LLC 1999 Broadway, Suite 3700 Denver, CO 80202 (303) 800-9669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	NAMES OF REPORTING PERSONS Badlands NGLs, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. None

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0.0001 per share (the “Common Stock”), of Iron Sands Corp., a Delaware corporation, with principal executive offices located at 1999 Broadway, Suite 3700, Denver, CO 80202 (the “Issuer” or “Company”).

Item 2. Identity and Background.

(a)      The name of the reporting person is Badlands NGLs, LLC, a Delaware limited liability company (the “Reporting Person”). The names and titles of the managers and executive officers of the Reporting Person are:

Name	Title/Position
William J. Gilliam	Manager and Chief Executive Officer

Mikhail Y. Gurfinkel	Manager; President and Chief Operating Officer

Robert C. Ogden	Chief Financial Officer

Glenn Golenberg	Manager

(b)      The principal executive offices of the Reporting Person are located at, and the business address of each of the managers and executive officers of the Reporting Person identified in Item 2(a) above are, 1999 Broadway, Suite 3700, Denver, CO 80202.

(c)      The Reporting Person is engaged in the development of a polymer manufacturing plant in the United States. The principal occupation of each of the managers and executive officers of the Reporting Person identified in Item 2(a) above are serving in the roles set forth opposite their names above.

(d)      During the past five years, neither the Reporting Person nor to the best of its knowledge any of its managers and executive officers identified in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the past five years, neither the Reporting Person nor to the best of its knowledge any of its managers and executive officers identified in Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a Delaware limited liability company. Each of the managers and executive officers of the Reporting Person identified in Item 2(a) above is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 26, 2015, the Company issued 5,000,000 shares of Common Stock to Reporting Person in consideration for $49,319 as part of a change in control transaction. As part of the transaction, Mr. Gurfinkel, a manager and President of the Reporting Person, was appointed Chief Executive Officer, President and Secretary of the Company. Mr. Gurfinkel was also elected as director of the Company, effective August 29, 2015. The Reporting Person funded the purchase of the Common Stock from working capital, which funds were originally obtained through one or more private placements conducted by the Reporting Person.

Item 4. Purpose of Transaction.

As described in Item 3 above, the purpose of the transaction was the result of a change in control transaction. The Reporting Person currently intends, although it is not required, to maintain its position as the sole stockholder of the Company.

Notwithstanding the foregoing or as discussed below, the Reporting Person may determine, subject to applicable law, to change its intent with respect to the Common Stock or the direction of the Company at any time in the future. Subject to overall market conditions, investment opportunities available to the Reporting Person, and the market price of the Common Stock, the Reporting Person reserves the right (i) to dispose of the Securities, from time to time, whether in the open market, in privately negotiated transactions, or in affiliate transactions, (ii) to dissolve and distribute some of or all of the Common Stock to its members, (iii) to cause the Company to undertake any extraordinary corporate transaction such as a merger, consolidation, reorganization or other business combination involving the Company or (iv) to take any other action similar to the foregoing. In reaching any conclusion as to its future course of action, the Reporting Person may take into consideration various factors, such as the Company’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Company and the industry and markets in which it operates, changes or potential changes in laws and regulations, other business opportunities available to the Reporting Person, developments with respect to the businesses of the Reporting Person, tax considerations, and general economic and equity, fixed income and other market conditions.

Except as set forth above, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Investor reserves the right to change its intention with respect to any or all of the matters referred to in such Item of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) The Reporting Person is the beneficial owner of 5,000,000 shares of Common Stock, representing 100.0% of the issued and outstanding shares of Common Stock. None of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock. The Reporting Person has sole voting and dispositive control over all 5,000,000 shares of Common Stock it beneficially owns.

(c)      The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)     No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015

BADLANDS NGLS, LLC

By:	/s/ Mikhail Gurfinkel
Name:	Mikhail Gurfinkel
Title:	President and Chief Operating Officer